

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Rhonda Keaveney
Chief Executive Officer
Vestiage, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

   Re: Vestiage, Inc.
     Registration Statement on Form 10-12G
     Filed March 21, 2023
     File No. 000-56529

Dear Rhonda Keaveney:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services